SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                       Roanoke Electric Steel Corporation
                                 (Name of Issuer)

                           Common Stock, No Par Value
                          (Title of Class of Securities)

                                    769841107
                                  (CUSIP Number)

                                  June 30, 2000
             (Date of Event Which Requires Filing of This Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 600,000 shares, which constitutes approximately 5.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 10,955,688 shares outstanding.

CUSIP No. 769841107

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power: 117,489 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 117,489 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     117,489

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9):  1.1%

12.  Type of Reporting Person: 00 - Trust

--------------

(1)  Power is exercised by its sole trustee, Perry R. Bass.

CUSIP No. 769841107

1.   Name of Reporting Person:

     Wesley Guylay Capital Management, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power: 321,661 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 321,661 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     321,661

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9):  2.9%

12.  Type of Reporting Person: PN

--------------

(1)  Power is exercised by its general partner, Wesley Richard Guylay.

CUSIP No. 769841107

1.   Name of Reporting Person:

     Wesley Guylay Capital Management III, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power: 160,850 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 160,850 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     160,850

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                            / /

11.  Percent of Class Represented by Amount in Row (9):  1.5%

12.  Type of Reporting Person: PN

--------------

(1)  Power is exercised by its general partner, Wesley Richard Guylay.

Item 1(a).     Name of Issuer.

     The  name  of  the  issuer  is  Roanoke  Electric  Steel  Corporation  (the
"Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 102 Westside Blvd., N.W., Roanoke, Virginia 24017.

Item 2(a).     Names of Persons Filing.

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of The Bass Management Trust, a Texas revocable grantor trust ("BMT"), Wesley Guylay Capital Management, L.P., a Texas limited partnership ("WGCM"), and Wesley Guylay Capital Management III, L.P., a Texas limited partnership ("WGCM III") (the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (the "Controlling Persons"): Perry R. Bass ("PRB"), Nancy L. Bass ("NLB") and Wesley Richard Guylay ("WRG"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The
Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The address of the principal business office of WGCM, WGCM III and WRG is 30 Rockefeller Plaza, Suite 4535, New York, New York, 10112.

     The address of the principal business office of BMT and PRB is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed.

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This Schedule 13G Statement relates to the Common Stock, no par value of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

     The CUSIP number of the Stock is 769841107.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4.   Ownership.

     (a) - (b)

Reporting Persons

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 117,489, which constitutes approximately 1.1% of the outstanding shares of the Stock.

     WGCM

        The aggregate number of shares of the Stock that WGCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 321,661, which constitutes approximately 2.9% of the outstanding shares of the Stock.

     WGCM III

        The aggregate number of shares of the Stock that WGCM III owns beneficially, pursuant to Rule 13d-3 of the Act, is 160,850, which constitutes approximately 1.5% of the outstanding shares of the Stock.

Controlling Persons

     PRB

     Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 117,489 shares of the Stock, which constitutes approximately 1.1% of the outstanding shares of the Stock.

     NLB

     Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 117,489 shares of the Stock, which constitutes approximately 1.1% of the outstanding shares of the Stock.

     WRG

     Because of his position as general partner of WGCM and WGCM III, WRG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 482,511 shares of the Stock, which constitutes approximately 4.4% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

      (c)

Reporting Persons

     BMT

     Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 117,489 shares of the Stock.

     WGCM

        Acting through its general partner, WGCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 321,661 shares of the Stock.

     WGCM III

        Acting through its general partner, WGCM III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 160,850 shares of the Stock.

Controlling Persons

     PRB

     In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 117,489 shares of the Stock.

     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     WRG

        As the general partner of WGCM and WGCM III, WRG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 482,511 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

        Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

        This  Schedule  13G Statement is being filed on behalf of  each  of  the
Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.   Notice of Dissolution of Group.

        Not Applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


     DATED:     June 30, 2000


                            THE BASS MANAGEMENT TRUST

                            By: /s/ W.R. Cotham
                                W.R. Cotham,
                                Attorney-in-Fact for
                                 The Bass Management Trust (1)


                            WESLEY GUYLAY CAPITAL MANAGEMENT, L.P.

                            By: /s/ W.R. Cotham
                                 W.R. Cotham,
                                 Attorney-in-Fact for Wesley Guylay
                                   Capital Management, L.P. (2)


                            WESLEY GUYLAY CAPITAL MANAGEMENT III, L.P.

                            By: /s/ W.R. Cotham
                                 W.R. Cotham,
                                 Attorney-in-Fact for Wesley Guylay
                                   Capital Management III, L.P. (3)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management, L.P. previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management III, L.P. previously has been filed with the Securities and Exchange Commission.